UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0157
Washington, D.C. 20549	Expires: August 31, 2019
Form N-8F	Estimated average burden hours per response.....……... 3

Application for Deregistration of Certain Registered Investment Companies

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒                                  Merger

☐                                    Liquidation

☐                                    Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                      Name of fund: Brookfield High Income Fund Inc.

3.                                      Securities and Exchange Commission File No.:  811-08795

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application                             ☐ Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

6.                                      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Vadim Avdeychik, Esq.

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

(212) 318-6054

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Brookfield Investment Management Inc.

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

(855) 777-8001

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                      Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☐ Open-end                            ☒ Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Brookfield Investment Management Inc.

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities during the last five years.

13.                               If the fund is a unit investment trust (“UIT”) provide:

(a)                       Depositor’s name(s) and address(es): N/A

(b)                       Trustee’s name(s) and address(es): N/A

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                    ☒ No

If Yes, for each UIT state:

Name(s):

File No.:  811-

Business Address:

15.          (a)                                  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes               ☐ No

If Yes, state the date on which the board vote took place: May 12, 2016.

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes            ☐ No

If Yes, state the date on which the shareholder vote took place: September 1, 2016

If No, explain:

II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes             ☐ No

(a)                       If Yes, list the date(s) on which the fund made those distributions: December 12, 2016

Holders of common shares received newly issued common shares of the acquiring fund, the aggregate net asset value of which was equal to the aggregate net asset value of the common shares of such acquiring fund held as of the close of trading on the business day immediately prior to the closing of the Merger on December 5, 2016. Shareholders received cash in lieu of fractional shares on December 12, 2016.

(b)                       Were the distributions made on the basis of net assets?

☒ Yes              ☐ No

(c)                        Were the distributions made pro rata based on share ownership?

☒ Yes              ☐ No

(d)                       If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                        Liquidations only:
Were any distributions to shareholders made in kind?

☐ Yes              ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:
                                                Has the fund issued senior securities?

☐ Yes                  ☒ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.                               Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                  ☐ No

If No,

(a)                       How many shareholders does the fund have as of the date this form is filed?

(b)                       Describe the relationship of each remaining shareholder to the fund:

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                  ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐ Yes                  ☒ No

If Yes,

(a)                       Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                       Why has the fund retained the remaining assets?

(c)                        Will the remaining assets be invested in securities?

☐ Yes                  ☐ No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                  ☒ No

If Yes,

(a)                       Describe the type and amount of each debt or other liability:

(b)                       How does the fund intend to pay these outstanding debts or other liabilities?

IV.                               Information About Event(s) Leading to Request for Deregistration

22.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i)                                     Legal expenses: $253,604

(ii)                                  Accounting expenses: $0

(iii)                               Other expenses (list and identify separately):

Transfer Agent Expenses $29,732

Printing and Mailing Expenses $70,559

Miscellaneous Expenses $25,373

Audit Expenses $6,800

(iv)                              Total expenses (sum of lines (i)-(iii) above): $386,068

(b)                       How were those expenses allocated?  The expenses were allocated to each of Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc., and Brookfield High Income Fund Inc. based on each Fund’s net assets, as of December 2, 2016.

(c)                        Who paid those expenses?  The expenses related to the Merger were borne by Brookfield Investment Management Inc.

(d)                  How did the fund pay for unamortized expenses (if any)? N/A

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                  ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                               Is the fund a party to any litigation or administrative proceeding?

☒Yes                  ☐ No

If Yes, describe the nature of the litigation or proceeding and the position taken by the fund in that litigation.

The predecessor funds of Brookfield High Income Fund Inc. were party defendants in an action in federal court in the Western District of Tennessee titled Adkins, et al. v. Regions Morgan Keegan Select High Income Fund, Inc., et al. (the “Adkins Action”).  The Adkins Action was dismissed by the court with prejudice on November 15, 2016.  The time to appeal the court’s dismissal expired on or about December 15, 2016.  The Adkins Action was the last pending opt-out action against the predecessor funds from a settled securities class action in the same court titled In re Morgan Keegan Closed-End Fund Litigation.

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                  ☒ No

If Yes, describe the nature and extent of those activities:

VI.                               Mergers Only

26.                               (a)                                 State the name of the fund surviving the Merger: Brookfield Real Assets Income Fund Inc.

(b)                                 State the Investment Company Act file number of the fund surviving the Merger: 811-23157

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:  The Form of Agreement and Plan of Reorganization was filed with the Commission on Form N-14 8C/A (File No. 333-211408) on October 14, 2016.  It was included as Appendix B to the Registration Statement on Form N-14 8C/A.

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Brookfield High Income Fund Inc., (ii) he is the President of Brookfield High Income Fund, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Brian F. Hurley
Name: Brian F. Hurley
Title: President